SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

On behalf of CRESUD SACIF Y A, below is a summary of the resolutions adopted at the General Ordinary Shareholders’ Meeting held on October 21, 2021:

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
The meeting approved by majority of votes the appointment of the representatives of shareholders ANSES FGS and The Bank of New York Mellon ADRS (BONY) to approve and sign the minutes of the Shareholders’ Meeting.

ITEM TWO: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF GENERAL COMPANIES LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2021.
The meeting approved by majority of votes the documents required under Section 234, paragraph 1, of General Companies Law No. 19,550 for the fiscal year ended June 30, 2021

ITEM THREE: ALLOCATION OF NET LOSS FOR THE FISCAL YEAR ENDED JUNE 30, 2021, FOR ARS 7,333,298,422
The meeting approved by majority of votes:
(i) fully write off the special reserve in the amount of ARS 2,233,223,252 which, adjusted for inflation, amounts to the sum of ARS 2,440,528,006 and use it for the partial absorption of the result for the fiscal year, and,
(ii) allocate the remaining loss of the fiscal year for the sum of ARS 5,991,798,962 which, adjusted by inflation, amounts to the sum of ARS 6,548,003,279 to the Non-Allocated Income account.

ITEM FOUR: CONSIDERATION OF THE BOARD OF DIRECTOR’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2021.
The meeting approved by majority of votes the Board of Directors’ performance for the fiscal year ended June 30, 2021, under consideration, discharged by all their members as well as all the regular directors who are also members of the audit and executive committees thereof, as regards all the activities carried out during the fiscal, taking into consideration the legal abstentions.

ITEM FIVE: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2021.
The meeting approved by majority of votes the performance of the Supervisory Committee for the fiscal year ended June 30, 2021.

ITEM SIX: CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS (ARS 93,083,687 ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2021, WHICH WAS COMPUTABLE BREAKDOWN IN THE TERMS OF THE REGULATION OF THE ARGENTINE NATIONAL SECURITIES COMMISSION.
The meeting approved by majority of votes the sum of ARS 93,083,687 as total compensation payable to the Board of Directors for the fiscal year ended June 30, 2021, exceeding the limits set forth in section 261 of General Companies Law No. 19,550, taking into account the directors duties, the time allocated to professional roles, the income/loss recorded during their management, the special technical works carried out for subsidiary companies as well as the professional experience in addition to the market value of the services rendered; and to empower the Board of Directors to (i) allocate and distribute such compensation sum in due course in accordance with the specific duties discharged by its members; (ii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting.

ITEM SEVEN: CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE (ARS 2,390,000 ALLOCATED AMOUNT) FOR THE FISCAL YEAR ENDED JUNE 30, 2021.
The meeting approved by majority of votes to pay ARS 2,390,000 to the Supervisory Committee as aggregate fees for the tasks discharged during the fiscal year ended June 30, 2021.

OCTAVO PUNTO: FIJACION DEL NÚMERO Y DESIGNACIÓN DE DIRECTORES TITULARES Y SUPLENTES POR VENCIMIENTO DE MANDATO POR EL TÉRMINO DE TRES EJERCICIOS.
The meeting approved by majority of votes:
1.
to set in 10 (ten) the number of regular directors and to determine in 7 (seven) the number of alternate directors.
2.
to renew the appointment of Jorge Oscar Fernandez as non-independent Regular Director.
3.
The appointment of Messrs. Gregorio Reznik and Pedro Dámaso Labaqui Palacio as non-independent Alternate Directors.

ITEM NINE: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
The meeting approved by majority of votes to appoint José Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Ivonne Cohn as REGULAR STATUTORY AUDITORS and Messrs. Roberto Daniel Murmis, Cynthia Deokmellian and Paula Sotelo as ALTERNATE STATUTORY AUDITORS for a term of one fiscal year, noting that according to the regulations of the Argentine National Securities Commission, the proposed persons have the character of independent.

ITEM TEN: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR.
The meeting approved by majority of votes to appoint the following firms as certifying accountants for the 2020/2021 fiscal year (a) PRICEWATERHOUSE&Co. member of PriceWaterhouseCoopers with Carlos Brondo as Alternate External Auditor and with Walter Rafael Zablocky as Regular External Auditor.

ITEM ELEVEN: APPROVAL OF COMPENSATION FOR ARS 22,790,066 PAYABLE TO CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDED JUNE 30, 2021.
The meeting approved by majority of votes a compensation of ARS 22,790,066 for the tasks developed by the Certifying Accountants for the fiscal year ended June 30, 2021.

ITEM TWELVE: AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDINGS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.
The meeting approved by majority of votes to authorize attorneys-at-law María Laura Barbosa, Lucila Huidobro, Carla Landi and/or Camila Juarez Cortese and Ms. Andrea Muñoz, so that, acting individually and separately, they proceed to carry out each and every one of the procedures aimed to carry out the necessary registrations of the preceding assembly resolutions before the National Securities Commission, General Inspection of Justice, and any other National, Provincial or Municipal Organism that corresponds, signing documents, accepting and implementing modifications, receiving notifications, answering views, presenting and breaking down documentation, signing edicts and everything necessary for that purpose.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
  October 22, 2021